ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
For the six months ended December 31, 2021 and 2020

		Six Months Ended December 31
		2021	2020 (1)
	Note	£’000	£’000
REVENUE	5	305,133	200,365
Cost of sales
Direct cost of sales		(189,292)	(120,479)
Allocated cost of sales		(11,090)	(9,912)
Total cost of sales		(200,382)	(130,391)
GROSS PROFIT		104,751	69,974
Selling, general and administrative expenses		(59,624)	(41,615)
Net impairment losses on financial assets		(1,812)	(2,646)
OPERATING PROFIT		43,315	25,713
Net finance income / (expense)		683	(6,380)
PROFIT BEFORE TAX		43,998	19,333
Tax on profit on ordinary activities	7	(8,047)	(4,826)
PROFIT FOR THE PERIOD		35,951	14,507
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(1,528)	(3,491)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		34,423	11,016

EARNINGS PER SHARE:	8
Weighted average number of shares outstanding - Basic		55,911,086	54,831,134
Weighted average number of shares outstanding - Diluted		57,880,029	56,850,290
Basic EPS (£)		0.64	0.26
Diluted EPS (£)		0.62	0.26

The notes hereto form an integral part of these condensed consolidated financial statements.

(1) The presentation of the income statement has been changed to separately disclose the net impairment losses on financial assets on the face of the Consolidated Statement of Comprehensive Income (refer to Note 3C of the Company's Annual Report on Form 20-F for the fiscal year ended June 30, 2021 for details).

ENDAVA PLC
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2021 and June 30, 2021

	December 31, 2021	June 30, 2021
	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	124,591	124,417
Intangible assets	64,362	69,550
Property, plant and equipment	17,273	13,324
Lease right-of-use assets	51,688	57,193
Financial assets	189	363
Deferred tax assets	21,406	18,674
TOTAL	279,509	283,521
ASSETS - CURRENT
Trade and other receivables	143,840	118,303
Corporation tax receivable	1,193	938
Financial assets	444	563
Cash and cash equivalents	114,176	69,884
TOTAL	259,653	189,688
TOTAL ASSETS	539,162	473,209
LIABILITIES - CURRENT
Lease liabilities	11,960	13,543
Trade and other payables	94,060	78,634
Corporation tax payable	384	4,294
Contingent consideration	5,904	5,718
Deferred consideration	6,789	624
TOTAL	119,097	102,813
LIABILITIES - NON CURRENT
Lease liabilities	44,648	50,142
Deferred tax liabilities	8,787	10,010
Deferred consideration	2,831	9,370
Other liabilities	191	205
TOTAL	56,457	69,727
EQUITY
Share capital	1,130	1,114
Share premium	4,541	247
Merger relief reserve	30,003	30,003
Retained earnings	343,216	283,059
Other reserves	(15,127)	(13,599)
Investment in own shares	(155)	(155)
TOTAL	363,608	300,669
TOTAL LIABILITIES AND EQUITY	539,162	473,209

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
For the six months ended December 31, 2021 and 2020

	Share capital	Share premium	Merger relief reserve	Investment in own shares	Retained earnings	Capital redemption reserve	Foreign exchange translation reserve	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at June 30, 2020	1,099	221	25,527	(1,341)	214,638	161	(3,978)	236,327
Equity-settled share-based payment transactions	—	—	—	—	11,470	—	—	11,470
Exercise of options	11	9	—	1,155	(1,155)	—	—	20
Hyperinflation adjustment	—	—	—	—	9	—	—	9
Transaction with owners	11	9	—	1,155	10,324	—	—	11,499
Profit for the period	—	—	—	—	14,507	—	—	14,507
Other comprehensive income	—	—	—	—	—	—	(3,491)	(3,491)
Total comprehensive income for the period	—	—	—	—	14,507	—	(3,491)	11,016
Balance at December 31, 2020	1,110	230	25,527	(186)	239,469	161	(7,469)	258,842

Balance at June 30, 2021	1,114	247	30,003	(155)	283,059	161	(13,760)	300,669
Equity-settled share-based payment transactions	—	—	—	—	24,059	—	—	24,059
Exercise of options	16	4,294	—	—	—	—	—	4,310
Hyperinflation adjustment	—	—	—	—	147	—	—	147
Transaction with owners	16	4,294	—	—	24,206	—	—	28,516
Profit for the period	—	—	—	—	35,951	—	—	35,951
Other comprehensive income	—	—	—	—	—	—	(1,528)	(1,528)
Total comprehensive income for the period	—	—	—	—	35,951	—	(1,528)	34,423
Balance at December 31, 2021	1,130	4,541	30,003	(155)	343,216	161	(15,288)	363,608

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six months ended December 31, 2021 and 2020

		Six Months Ended December 31
		2021	2020
	Note	£’000	£’000
OPERATING ACTIVITIES
Profit for the period		35,951	14,507
Income tax charge		8,047	4,826
Non-cash adjustments	9	32,970	27,486
Tax paid		(5,701)	(648)
UK research and development credit received		—	1,311
Net changes in working capital	9	(16,396)	(5,599)
Net cash from operating activities		54,871	41,883

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)		(7,398)	(2,344)
Proceeds from disposal of non-current assets		171	108
Acquisition of subsidiaries, consideration in cash		(611)	(52,132)
Cash and cash equivalents acquired with subsidiaries		—	1,603
Interest received		20	53
Net cash used in investing activities		(7,818)	(52,712)

FINANCING ACTIVITIES
Proceeds from sublease		277	289
Repayment of lease liabilities		(7,123)	(5,746)
Interest paid		(475)	(444)
Grant received		43	220
Issue of shares		4,299	9
Net cash from financing activities		(2,979)	(5,672)
Net change in cash and cash equivalents		44,074	(16,501)

Cash and cash equivalents at the beginning of the period		69,884	101,327
Exchange differences on cash and cash equivalents		218	(605)
Cash and cash equivalents at the end of the period		114,176	84,221

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.General Information
Reporting Entity
Endava plc (“Endava” or the “Company” and, together with its subsidiaries, the “Group” and each a “Group Entity”) is domiciled in London, United Kingdom. The address of the Company’s registered office is 125 Old Broad Street, London, EC2N 1AR. The Group's expertise spans the entire ideation-to-production spectrum, creating value for our clients through creation of Product and Technology Strategies, Intelligent Digital Experiences, and World Class Engineering, delivered through our 24 capabilities, grouped into four key areas: Define, Design, Build and Run & Evolve.
These unaudited condensed consolidated financial statements incorporate the financial statements of the Group and entities controlled by the Group as of and for the six months ended December 31, 2021. These condensed financial statements were authorised for issue by the Company's Board of Directors on March 30, 2022.

2.Application of New and Revised International Financial Reporting Standards (“IFRSs”)
Several other amendments and interpretations apply for the first time in fiscal year 2022, but do not have an impact on these unaudited condensed consolidated financial statements.
The Group does not anticipate that adoption of the following IFRSs will have a significant effect on the Group’s consolidated financial statements and related disclosures.
Effective for annual periods beginning on or after January 2021:
•Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform - Phase 2

•Amendments to IFRS 4 Insurance Contracts - deferral of IFRS 9

Effective for annual periods beginning on or after April 2021:

•Amendments to IFRS 16 Leases: COVID-19 Related Rent Concessions beyond 30 June 2021

Effective for annual periods beginning on or after January 2022:

•Amendments to Annual Improvements to IFRS Standards 2018-2020

•Amendments to IFRS 3: Business Combinations

•Amendments to IAS 16: Property, Plant and Equipment

•Amendments to IAS 37: Provisions, Contingent Liabilities and Contingent Assets

Effective for annual periods beginning on or after January 2023:

•IFRS 17 - Insurance Contracts

•Amendments to IFRS 17: Insurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information

•Amendments to IAS 1: Presentation of Financial Statements: Classification of Liabilities as Current or Non-current

•Amendments to IAS 1: Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies

•Amendments to IAS 8: Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates

•Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

3.Significant Accounting Policies
a.Statement of compliance
These unaudited condensed consolidated financial statements have been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements and notes thereto for the year ended June 30, 2021 contained in the Group's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on September 28, 2021 (File No. 001-38607).
The principal accounting policies adopted by the Group in the preparation of the condensed consolidated financial statements are set out below.
b.Basis of Preparation
These condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2021. These condensed consolidated financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.
c.Functional and Presentation Currency
The unaudited condensed consolidated financial statements are presented in British Pound Sterling (“Sterling”), which is the Company’s functional currency. All financial information presented in Sterling has been rounded to the nearest thousand, except when otherwise indicated.
d.Use of Estimates and Judgments
The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, income and expenses. Actual result may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
e.Going concern
The Group has been closely monitoring the impact of the developments on its businesses, mainly because the continuous worsening of global business and economic conditions may impact the stability of operations and could have an adverse impact on the earnings of the Group. While there have been disruptions to manufacturing and supply chains around the world, the impact on the Group’s operations and liquidity has not been substantial. The Group continues to support its customers in keeping their supply chains running.
In accordance with IAS 1 “Presentation of financial statements”, and revised FRC (“Financial Reporting Council") guidance on “risk management, internal control and related financial and business reporting”, the Directors have considered the funding and liquidity position of the Group and have assessed the Group’s ability to continue as a going concern for the foreseeable future. In doing so, the Directors have reviewed the Group’s budget and forecasts, and have taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of these financial statements.
Having considered the outcome of these assessments, the Directors believe that the Group has adequate resources to continue operations for the foreseeable future, being at least 12 months from the date of approval of these financial statements, and accordingly continue to adopt the going concern basis in preparing the financial statements.
f.Basis of Consolidation
(i)    Business combinations
Business acquisitions are accounted for using the acquisition method. The results of businesses acquired in a business combination are included in the consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.
The Group performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price to the tangible and intangible assets acquired and liabilities assumed based on management’s best estimate of fair value. The Group determines the appropriate useful life of intangible assets with a definite life by performing an analysis of cash flows based on historical experience of the acquired business. Intangible assets are amortized over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortisation.
Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of contingent consideration are recognised in profit and loss.
Transaction costs associated with business combinations are expensed as incurred and are included in selling, general and administrative expenses.
(ii)    Subsidiaries
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
(iii)    Transactions eliminated on consolidation
All transactions and balances between Group Entities are eliminated on consolidation, including unrealized gains and losses on transactions between Group Entities. Where unrealised losses on intra-Group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective.

g.Revenue
The Group generates revenue primarily from the provision of its services and recognise revenue in accordance with IFRS 15 – “Revenue from Contracts with Customers.” Revenue is measured at fair value of the consideration received, excluding discounts, rebates and taxes.
The Group’s services are generally performed under time-and-material based contracts (where materials consist of travel and out-of-pocket expenses) and fixed-price contracts. The vast majority of the Group's contracts are relatively short term in nature and have a single performance obligation.
Under time-and-materials based contracts, the Group charges for services based on daily or hourly rates and bills and collects monthly in arrears. The Group applies the practical expedient and revenue from time-and-materials contracts is recognised based on the right to invoice for services performed, with the corresponding cost of providing those services reflected as cost of sales when incurred.
Under fixed-price contracts, the Group bills and collects periodically throughout the period of performance. Revenue is recognised in the accounting periods in which the associated services are rendered. In limited instances where final acceptance of a milestone deliverable is specified by the client and there is risk or uncertainty of acceptance, revenue is deferred until all acceptance criteria have been met. For multi-year contracts, any deferral of revenue recognition does not generally span more than one accounting period.
In addition to provision of IT services priced as either time-and-material or fixed price contracts, a small portion of the Group's revenue is generated from managed service contracts, which can include components of both time-and-material and fixed price. Under managed service contracts, the Group typically bills and collects upon executing the applicable contract and typically recognises revenue over the service period, based on the unit pricing defined.
The Group accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Group identifies its distinct performance obligations under each contract. A performance obligation is a promise in a contract to transfer a distinct product or service to the customer. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring products or services to a customer. With respect to all types of contracts, revenue is only recognised when the performance obligations are satisfied and the control of the services is transferred to the customer, either over time or at a point in time, at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. The Group considers the majority of its contracts to have a single performance obligation. In cases in which there are other promises in the contract, a separate price allocation is done based on relative stand alone selling prices. Anticipated profit margins on contracts are reviewed monthly by the Group and, should it be deemed probable that a contract will be unprofitable, any foreseeable loss would be immediately recognised in full and provision would be made to cover the lower of the projected loss from fulfilling the contact and the cost of exiting the contract. The Group has not currently recognised any provision for loss making contracts.

4.Operating Segment Analysis
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The CODM is considered to be the Group’s chief executive officer (“CEO”). The CEO reviews financial information presented on a Group level basis for purposes of making operating decisions and assessing financial performance. Therefore, the Group has determined that it operates in a single operating and reportable segment.

5.Revenue
Set out below is the disaggregation of the Group’s revenue from contracts with customers by geographical market, based on where the service is being delivered to:

	Six months Ended December 31
	2021 £’000	2020 £’000
UK	125,471	85,226
North America	108,664	58,391
Europe	62,834	52,197
Rest of the world	8,164	4,551
Total	305,133	200,365
The Group's revenue by industry sector is as follows:

	Six months Ended December 31
	2021 £’000	2020 £’000
Payments and Financial Services	154,020	99,148
TMT	75,822	56,593
Other	75,291	44,624
Total	305,133	200,365

6.Particulars of Employees (including Directors)

	Six Months Ended December 31
	2021	2020
The average number of staff employed by the group during the period (including directors):
Number of operational staff	8,825	6,417
Number of administrative staff	879	714
Number of management staff	8	8
Total	9,712	7,139

7.Tax on Profit on Ordinary Activities

	Six Months Ended December 31
	2021 £’000	2020 £’000
Current tax	8,047	4,826
Tax for the six months ended December 31, 2021 is charged using the Group’s best estimate of the average annual effective rate expected for the full year applied to the profit before tax of the six month period plus the impact of any one off tax items arising in the period.  The resulting effective rate for the six months ended December 31, 2021 is 18.3% (six months ended December 31, 2020: 25.0%).

8.Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

	Six Months Ended December 31
	2021 £’000	2020 £’000
Profit for the year, attributable to equity holders of the company	35,951	14,507

	Six Months Ended December 31
	2021	2020
Weighted average number of shares outstanding	55,911,086	54,831,134
Earnings per share - basic (£)	0.64	0.26
Diluted earnings per share
Diluted EPS is calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of shares that would be issued if all dilutive potential ordinary shares were converted into ordinary shares. In accordance with IAS 33 "Earnings Per Share", the dilutive earnings per share are without reference to adjustments in respect of outstanding shares when the impact would be anti-dilutive.

	Six Months Ended December 31
	2021 £’000	2020 £’000
Profit for the year, attributable to equity holders of the company	35,951	14,507

	Six Months Ended December 31
	2021	2020
Weighted average number of shares outstanding	55,911,086	54,831,134
Diluted by: options in issue and contingently issuable shares	1,968,943	2,019,156
Weighted average number of shares outstanding (diluted)	57,880,029	56,850,290
Earnings per share - diluted (£)	0.62	0.26

9.Cash Flow Adjustments and Changes in Working Capital

	Six Months Ended December 31
Non-cash adjustments	2021 £’000	2020 £’000
Depreciation, amortization and impairment of non-current assets	14,186	11,431
Interest income	(20)	(53)
Interest expense	1,053	1,034
Foreign exchange (gain) / loss	(2,164)	4,877
Grant income	(60)	(509)
Research and development tax credit	(1,000)	(1,174)
Share based payment expense	20,916	11,896
Hyperinflation	7	9
Discount unwind (sublease and deferred consideration)	217	28
Profit on sale of non-current assets	(81)	(46)
Gain on right of use assets disposals	(84)	(7)
Total non-cash adjustments	32,970	27,486

	Six Months Ended December 31
Net changes in working capital	2021 £’000	2020 £’000
(Increase) / Decrease in trade and other receivables	(24,909)	1,680
Increase / (Decrease) in trade and other payables	8,513	(7,279)
Total changes in working capital	(16,396)	(5,599)

Note 11. Revolving Credit Facility

On October 12, 2019, Endava entered into a new multicurrency revolving credit facility with HSBC Bank plc, as agent, and HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association and Silicon Valley Bank as mandated lead arrangers, bookrunners and original lenders. The Multicurrency Revolving Credit Facility is an unsecured revolving credit facility in the amount of £200 million, and it replaced the prior £50 million secured facility with HSBC UK Bank Plc. £170 million of the Multicurrency Revolving Credit Facility has a maturity date falling October 2024 and £30 million of it has a maturity date falling October 2023. The Multicurrency Revolving Credit Facility also provides for uncommitted accordion options of up to an aggregate of £75 million in additional borrowing. The Multicurrency Revolving Credit Facility is intended to support Endava's future capital investments and development activities.

12. Share-Based Payment Arrangements
The Group had the following share-based payment arrangements: Company Share Option Plan (“CSOP”) Joint Share Ownership Plan (“JSOP”), Long Term Incentive Plan (“LTIP”), 2018 Equity Incentive plan (“EIP”) and 2018 Sharesave Plan (“SAYE”).
During the reporting period, discounted options "Share Success" ("SS") options were granted under the EIP to all eligible employees at the prescribed eligibility date. The SS options are disclosed separately to other awards under the EIP.
The number, weighted-average exercise price and average contractual life of the share options under the above arrangements were as follows:

	CSOP	JSOP	LTIP	EIP	SAYE	SS
Options outstanding at July 1, 2021	5,845	34,075	203,326	1,406,877	1,119,953	—
Options granted during the period	—	—	—	254,773	—	504,388
Options exercised during the period	—	—	99,462	467,888	295,643	—
Options forfeited during the period	—	—	—	46,374	27,738	18,577
Options outstanding at December 31, 2021	5,845	34,075	103,864	1,147,388	796,572	485,811

Weighted average exercise price December 31, 2021 - £	0.90	—	—	—	29.02	92.02
Weighted average contractual life December 31, 2021 - years	2	15	3	3	1	6
The fair values were determined using the following inputs and models to the Black-Scholes option pricing model for SAYE grants in 2020 and EIP SS grants in 2021. Other options granted under the Group's equity plans have a nil exercise price, therefore their fair value equals the share price at grant date.

	2021 SS	2020 SAYE
Exercise price	£92.02	£36.63
Risk-free rate	0.59%	0.19%
Expected volatility	45.23%	35.00%
Expected dividends	—	—
Fair value of option	£58.07	£16.38
For the six months ended December 31, 2021, the Group recognised £20.9 million of share-based payment charge in respect of all the Group’s share option schemes (December 31, 2020: £11.9 million).
13. Russia-Ukraine crisis considerations

In late February 2022, Russian military forces launched significant military action against Ukraine (the “Russia-Ukraine crisis”), and sustained conflict and disruption in the region is likely. The impact to Ukraine, as well as actions taken by other countries, including new and stricter sanctions by Canada, the United Kingdom, the European Union, the United States and other countries and organizations against officials, individuals, regions, and industries in Russia, Ukraine and Belarus, and each country’s potential response to such sanctions, tensions, and military actions could damage or disrupt international commerce and the global economy, and could have a material adverse effect on the Group’s operations.

As of the date of this report, the Russia-Ukraine crisis has not had a material impact on the financial results of the Group. The Group generates no revenue from Russia, Ukraine and Belarus, and none of its employees are located in these countries. In fact, over 75% of the Group’s European staff is based in countries that are members of the North Atlantic Treaty Organization (NATO). As of December 31, 2021, the Group had approximately 1,200 employees based in Moldova, a neighboring country of Ukraine, and approximately 9% of the Group's revenue is derived from teams located in Moldova. The Group currently believes its business in Moldova has not been impacted by the Russia-Ukraine crisis, and there has been no sign of decline in productivity in that country. If the armed conflict involving Russia and Ukraine were to spread to Moldova, the Group has contingency plans in place and would assist its employees in relocating to neighboring countries, a process made easier by the fact that management believes a majority of the employees based in Moldova have a passport from a European Union country. As of the date of this report, clients have generally expressed support for the Group’s employees in Moldova, and the Group has not experienced withdrawn or reduced teams as a result of the Russia-Ukraine crisis. In addition, the Group has received queries from prospective clients as they intend to reduce their exposure to delivery teams located in Russia, Ukraine and Belarus, and the Group is reviewing such business opportunities.

It is not possible to predict the broader or longer-term consequences of the Russia-Ukraine crisis, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. Such geo-political instability and uncertainty could have a negative impact on the Group’s ability to sell to, deliver to, collect payments from, and support clients in certain regions based on trade restrictions, embargoes and export control law restrictions, and logistics restrictions including closures of air space, and could increase the costs, risks and adverse impacts from supply chain and logistics challenges. There can be no assurance that the Russia-Ukraine crisis, including any resulting sanctions, export controls or other restrictive actions, will not have a material adverse impact on the future operations and results of the Group.